
                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                            For the month of May 2006

                              AETERNA ZENTARIS INC.

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada  G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                     Form  20-F        Form 40-F    X
                          ------                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                       Yes             No   X
                          ------          -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

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                                 DOCUMENTS INDEX

DOCUMENTS DESCRIPTION

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
1.   Press release dated May 3, 2006: AEterna Zentaris Reports 2006 First
     Quarter Financial and Operating Results
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

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                                                         [AETERNA ZENTARIS LOGO]

AETERNA ZENTARIS INC.
1405 DU PARC-TECHNOLOGIES BLVD.
QUEBEC (QUEBEC) CANADA G1P 4P5
T 418 652-8525  F 418 652-0861
www.aeternazentaris.com
                                                                   PRESS RELEASE
                                                           For Immediate Release

AETERNA ZENTARIS REPORTS 2006 FIRST QUARTER FINANCIAL AND OPERATING RESULTS

COMPANY REITERATES COMMITMENT TO ADVANCING PIPELINE

ALL AMOUNTS ARE IN U.S. DOLLARS

QUEBEC CITY, CANADA, MAY 3, 2006 - AEterna Zentaris Inc. (TSX: AEZ; NASDAQ:
AEZS) today reported financial and operating results for the first quarter ended March 31, 2006. Consolidated revenues for the first quarter 2006 were $84.5 million, an increase of 36.5% compared to total revenues of $61.9 million for the same period in 2005. Consolidated R&D expenses net of tax credits amounted to $6.9 million for the first quarter of 2006 compared to $6.4 million for the same period in 2005. The Company's consolidated net loss was $2.6 million for the first quarter of 2006, or $0.05 per share, compared to net earnings of $0.1 million for the same period in 2005. This $2.7 million variation is mainly attributable to a decrease in license revenues in the Company's Biopharmaceutical segment, increased R&D investments and interest expense, partly offset by its 48.29%-owned subsidiary Atrium Biotechnologies' net earnings. The consolidated cash and short-term investments were $46.9 million on March 31, 2006.

The Company highlighted first quarter 2006 advancements with respect to its product development pipeline, Corporate Affairs and recent events:

PRODUCT DEVELOPMENT PIPELINE ADVANCEMENTS

>> Initiation of Phase 2, Multi-Center study of perifosine for the treatment of refractory multiple myeloma;

>> Initiation of Phase 2, Multi-Center study of perifosine for the treatment of refractory leukemia;

>> Disclosure of preclinical results on various drug candidates at the American Association for Cancer Research (AACR) Meeting in Washington, including tubulin inhibitors, signal transduction inhibitors and cytotoxic conjugates; and

>> Regained the exclusive worldwide (ex-Japan) rights for cetrorelix in benign prostate hyperplasia.

CORPORATE AFFAIRS

>> The Solidarity Fund QFL and SGF Sante Inc. converted their term loans into common shares;

>> Former Abbott Vice President, Gerald J. Martin appointed to AEterna Zentaris Board.

RECENT EVENTS

>> Gained market approval for Cetrotide(R) (cetrorelix) in Japan for IN VITRO fertilization.

Gilles Gagnon, AEterna Zentaris' President and Chief Executive Officer said, "We progressed on multiple fronts throughout the quarter as we strengthened our financial position and continued to advance our development pipeline. The preclinical results on different anti-cancer agents presented at the American Association for Clinical Research (AACR) meeting in Washington, are indicative of the depth of our pipeline and its potential to yield novel products to treat cancer. Furthermore, we were very pleased to have regained the worldwide, ex-Japan rights for cetrorelix in BPH, and are presently in the process of designing a protocol to conduct a late-stage study with cetrorelix in BPH in the United States, upon discussions with the United States Food and Drug Administration. We believe we will initiate our late-stage development program this year, in line with our strategy. Finally, we continue to see progress with our lead signal transduction inhibitor, perifosine as two Phase 2 trials were initiated this quarter with our partner, Keryx, in leukemia and multiple myeloma. We are committed to driving our strategy forward as we aggressively move our promising product candidates through our pipeline."

Dennis Turpin, Vice President and Chief Financial Officer of AEterna Zentaris, commented: "We were very pleased with SGF and FTQ's decision to convert the entirety of their convertible term loans into AEterna Zentaris common shares. This conversion, along with Atrium's continued growth, further strengthened our balance sheet in the first quarter. Furthermore, we will continue to see an increase in our R&D investment in 2006, clearly reflecting our commitment to our focused strategy to advance and expand our clinical-stage pipeline, in particular, the oncology proprietary products while maintaining a solid financial position."

APPOINTMENT TO COMPANY MANAGEMENT

Mario Paradis, CA, has been promoted from Senior Director, Finance and Corporate Secretary to Vice President, Finance, Administration and Corporate Secretary. Former Senior Manager at PricewaterhouseCoopers, within the Audit and Assurance Group, Mr. Paradis joined AEterna Zentaris in 1999.

"Mario Paradis has been a great asset for our Company over the last seven years," said Gilles Gagnon, President and Chief Executive Officer at AEterna Zentaris. "In addition to his current financial and legal functions, he will be in charge of overall administrative affairs of the Company and its subsidiaries."


                                       2
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CONFERENCE CALL INFORMATION

Management will be hosting a conference call for the investment community beginning at 3:30 p.m. Eastern Time today, Wednesday, May 3, to discuss 2006 first quarter financial and operating results, followed by a question and answer session.

To participate in the live conference call by telephone, please dial 514-807-8791, 416-644-3424 from Canada or 800-796-7558 from outside Canada.
Individuals interested in listening to the conference call on the Internet may do so by visiting www.aeternazentaris.com. A replay will be available on the Company's Web site for 30 days.

ABOUT AETERNA ZENTARIS INC.

AEterna Zentaris Inc. is a growing global biopharmaceutical company focused on oncology and endocrine therapy with proven expertise in drug discovery, development and commercialization.

AEterna Zentaris also owns 48.29% of the equity of Atrium Biotechnologies Inc. (TSX: ATB.sv) and 64.7% of its voting rights. Atrium is a developer, manufacturer and marketer of science-based products for the cosmetics, pharmaceutical, chemical and nutritional industries.


News releases and additional information are available at www.aeternazentaris.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                      -30-

CONTACTS

MEDIA RELATIONS                          INVESTOR RELATIONS
Paul Burroughs                           Jenene Thomas
(418) 652-8525 ext. 406                  (418) 655-6420 or (908) 996-3154
paul.burroughs@aeternazentaris.com       jenene.thomas@aeternazentaris.com

ATTACHMENT: Financial summary


                                       3
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(IN THOUSANDS OF US DOLLARS, EXCEPT SHARE
AND PER SHARE DATA)

                                                                           THREE-MONTH PERIODS
CONSOLIDATED RESULTS                                                         ENDED MARCH 31,
UNAUDITED                                                                 2006              2005
------------------------------------------------------------------------------------------------------
                                                                            $                  $
REVENUES                                                                   84,477             61,865
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OPERATING EXPENSES
Cost of sales                                                              57,196             37,163
Selling, general and administrative                                        13,567              9,935
R&D costs, net of tax credits and grants                                    6,901              6,446
Depreciation and amortization                                               2,381              1,818
------------------------------------------------------------------------------------------------------
                                                                           80,045             55,362
------------------------------------------------------------------------------------------------------
EARNINGS FROM OPERATIONS                                                    4,432              6,503

Interest income                                                               420                306
Interest expense                                                           (3,223)            (2,158)
Foreign exchange gain                                                         212                208
------------------------------------------------------------------------------------------------------
EARNINGS BEFORE THE FOLLOWING ITEMS                                         1,841              4,859

Current income taxes                                                       (1,996)            (2,121)
Future income taxes                                                         1,189             (1,097)
Loss on dilution of investments                                               (54)                 -
Non-controlling interest                                                   (3,560)            (1,523)
------------------------------------------------------------------------------------------------------
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NET EARNINGS (LOSS) FOR THE PERIOD                                         (2,580)               118
------------------------------------------------------------------------------------------------------
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NET EARNINGS (LOSS) PER SHARE
     Basic                                                                  (0.05)                 -
------------------------------------------------------------------------------------------------------
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     Diluted                                                                (0.05)                 -
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------------------------------------------------------------------------------------------------------

Weighted average number of shares
     Basic                                                             50,327,227         45,799,897
     Diluted                                                           50,864,878         46,238,901
Issued and outstanding shares                                          53,133,681         46,139,814


                                       4
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BIOPHARMACEUTICAL SEGMENT - SELECTED FINANCIAL INFORMATION
(IN THOUSANDS OF US DOLLARS)
UNAUDITED

                                                                 THREE-MONTH PERIODS ENDED MARCH 31,
                                                                    2006                   2005
------------------------------------------------------------------------------------------------------
                                                                     $                       $
REVENUES
    Sales and royalties                                             6,575                  6,898
    License fees                                                    2,173                  6,849
------------------------------------------------------------------------------------------------------
                                                                    8,748                 13,747
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

R&D EXPENSE, NET OF TAX CREDITS AND GRANTS                          6,804                  6,350
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EARNINGS (LOSS) FROM OPERATIONS                                    (6,105)                   135
------------------------------------------------------------------------------------------------------
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CASH FLOWS GENERATED (USED) BY OPERATING ACTIVITIES                (3,524)                 1,322
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


CONSOLIDATED BALANCE SHEET                                       As at March 31,    As at December 31,
UNAUDITED                                                             2006                 2005
------------------------------------------------------------------------------------------------------
                                                                       $                     $
Cash and short-term investments                                      46,917                52,705
Other current assets                                                112,177               108,998
                                                                 -------------------------------------
                                                                    159,094               161,703
Long term assets                                                    264,409               263,835
                                                                 -------------------------------------
Total assets                                                        423,503               425,538
                                                                 -------------------------------------
                                                                 -------------------------------------

Current liabilities                                                  57,888                62,201
Long-term debt                                                      105,954               135,743
Other long-term liabilities                                          52,773                53,532
Non-controlling interest                                             68,699                64,531
                                                                 -------------------------------------
                                                                    285,314               316,007
Shareholders' equity                                                138,189               109,531
                                                                 -------------------------------------
Total liabilities and shareholders' equity                          423,503               425,538
                                                                 -------------------------------------
                                                                 -------------------------------------


                                       5
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                                    SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              AETERNA ZENTARIS INC.

DATE:  MAY 8, 2005                   By: /s/ MARIO PARADIS
------------------                       --------------------------------------
                                         Mario Paradis
                                         Vice President, Finance, Administration
                                         and Corporate Secretary